						       OMB APPROVAL
						-------------------------
							OMB Number:   3235-0145
							Expires:  October 31, 1994
							Estimated average burden
							Hours per response.14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.______)*

Norton McNaughton, Inc.
------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
------------------------------------------------------------------------------
(Title of Class of Securities)

668685-10-0
------------------------------------------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 8 pages

CUSIP No. 668685-10-0					13G		Page 2 of 8 Pages

------------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	LIGHTHOUSE CAPITAL MANAGEMENT, INC.	PAUL G. HORTON	KEVIN P. DUFFY
	76-0244946			                     		###-##-####	  	###-##-####
------------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
										(a) /  /
										(b) /  /
------------------------------------------------------------------------------
3	SEC USE ONLY

------------------------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	HOUSTON, TEXAS
------------------------------------------------------------------------------
         					5	SOLE VOTING POWER

	NUMBER OF				499650
	SHARES				   ------------------------------------------------
	BENEFICIALLY	6 SHARED VOTING POWER
 OWNED BY
	EACH      			0
	REPORTING	  	------------------------------------------------
	PERSON			   	7	SOLE DISPOSITIVE POWER
 WITH
		        				499650
					         ------------------------------------------------
				         	8	SHARED DISPOSITIVE POWER

        						0
------------------------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	499650
------------------------------------------------------------------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.743%
------------------------------------------------------------------------------
12	TYPE OF REPORTING PERSON*

	IA
------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 8 pages

ITEM 1.

(a) Name of Issuer  Norton McNaughton, Inc.
(b) Address of Issuer's Principal Executive Offices 463 7th Ave.,New York, NY 10018

ITEM 2.

(a) Name of Person Filing  LIGHTHOUSE CAPITAL MANAGEMENT, INC.;
		PAUL G. HORTON; KEVIN P. DUFFY
(b) Address of Principal Office or, if none, residence 10000 MEMORIAL DR., #660, HOUSTON, TX 77024
(c) Citizenship  HOUSTON, TX
(d) Title of Class of Securities  COMMON STOCK
(e) CUSIP Number 668685-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [x] Investment Adviser registered under section 203 or the Investment Advisers Act of 1940 Including Shareholders of the Investment Adviser
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) [ ] Group, in accordance with Section 240.13d-1(b)(ii)(H)

ITEM 4. OWNERSHIP

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day or any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned 499650
(b) Percent of Class 6.743%


Page 4 of 8 pages

(c) Number of shares as to which such person has:
(i) sole power to vote or direct the vote               					499650
(ii) shared power to vote or direct the vote			             	0
(iii) sole power to dispose or to direct the disposition of		499650
(iv) shared power to dispose or to direct the disposition of	0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
	If this statement is being filed to report to the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
	If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICAITON AND CLASSIFICATION OF MEMBERS OF THE GROUP
	If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item
3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION
	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

							2/6/98
							--------------------------
							Date
       /S/ CHRISTINE M. COBB
							--------------------------
							Signature
							Christine M. Cobb, CFO
							--------------------------
							Name/Title

Page 5 of 8 pages

Norton McNaughton, Inc.
Common Stock
CUSIP 668685-10-0
499650 Shares

Mr. Horton and Mr. Duffy disclaim beneficial ownership as to all the shares except for the pro rata interest in certain shares held by Lighthouse Capital Management, Inc. of which each is a shareholder.

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and Rules thereunder may be filed on their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 6, 1998

/S/ CHRISTINE M COBB     /S/ PAUL G HORTON      /S/ KEVIN P DUFFY
-----------------------		--------------------			--------------------
Christine M. Cobb	     		Paul G. Horton      			Kevin P. Duffy
Chief Financial Officer		By Power of Attorney			By Power of Attorney